

September 25, 2013

Via Email
Caitlin Jeffs
Chief Executive Officer
Red Metal Resources, Ltd.
195 Park Avenue
Thunder Bay
Ontario, Canada P7B 1B9

> **Re: Red Metal Resources Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 19, 2013**
> **File No. 333-190647**

Dear Ms. Jeffs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 in our letter dated August 26, 2013. We also note your disclosure on page 43 of that as of September 17, 2013, you owe approximately $1.021 million to related parties. In addition, you owe $750,000 to the selling stockholders. Please confirm that the offering to your selling shareholders in satisfaction of your debt was completed and the selling shareholders were irrevocably bound to purchase your shares on August 12, 2013. If so, please revise your disclosures throughout the prospectus to reflect the sale having been completed. Refer to Securities Act Sections C&DI No. 134.03. Also, please clarify, to the extent known, when the shares will be issued to extinguish the debt.

2.   We note your response to comment 2 in our letter dated August 26, 2013 and the related disclosure on page 42 of the prospectus. Please revise to include material terms of the debt being retired including the date such debts were incurred, the interest rate, the maturity date, and when and how the debts were reassigned to unrelated parties. Please file a form of the promissory note or other agreement with the debt holders pursuant to Item 601(b)(4) of Regulation S-K, or tell us why this information would not be material to investors.

3.   Please file Exhibit 10.16 in its entirety. We note that Attachment 1 is missing the information in the table. In addition, please file the executed agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Mary Ann Sapone
       Richardson & Patel, LLP